ARTICLES OF AMENDMENT

                                                                     EXHIBIT 3.3
                                       OF

                      PACE HEALTH MANAGEMENT SYSTEMS, INC.

TO THE SECRETARY OF STATE OF THE STATE OF IOWA:

    Pursuant to Section 1002 of the Iowa Business Corporation Act (the "Act"), the undersigned corporation adopts the following amendment to the corporation's Articles of Incorporation.

I. The name of the corporation is Pace Health Management Systems, Inc. (the "Company").

II. The Company's Restated Articles of Incorporation, filed with the Iowa Secretary of State and effective as of May 3, 1996, are hereby amended by designating a series of the Company's Preferred Stock, such series to be known as Convertible Preferred Stock, Series A (the "Convertible Preferred Stock"). The preferences, limitations and relative rights of the Convertible Preferred Stock shall be as follows:

         SECTION 1. DESIGNATION; NUMBER OF SHARES; PURCHASE PRICE. The shares of such series shall be designated as "Convertible Preferred Stock, Series A", and the number of shares constituting the Convertible Preferred Stock shall be 4,000,000. The Convertible Preferred Stock may be issued and sold by the Company at the discretion of the Board of Directors at a price of $1.75 per share.

         SECTION 2. PAR VALUE. The Convertible Preferred Stock shall have no par value.

         SECTION 3. RANK. The Convertible Preferred Stock shall rank prior to all of the Company's Common Stock, no par value (the "Common Stock"), now outstanding or hereafter issued, both as to payment of dividends and as to distribution of assets upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

         SECTION 4. DIVIDENDS AND DISTRIBUTIONS. The holders of shares of Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for such purpose, annual dividends at the rate of $0.175 per share. Such dividends shall be fully cumulative, shall accumulate quarterly without interest, shall be payable in cash and shall become due and payable when, as and if declared by the Board of Directors or the conversion of the Convertible Preferred Stock. Dividends shall be payable to holders of record as they appear on the stock books of the Company on such record dates as shall be fixed by the Board of Directors. Such record dates shall be not more than 60 nor less than 10 days preceding the respective dividend payment date. The amount of dividends payable per share of Convertible Preferred Stock for each full quarterly dividend period shall be computed by dividing the annual dividend amount by four. The amount of dividends payable for the initial dividend period and for any other period shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. No dividends or other distributions shall be paid or set apart for payment on, and no purchase, redemption or other acquisition shall be made by the Company of, any shares of Common Stock or any other capital stock ranking junior as to the payment of dividends to the Convertible Preferred Stock (the "Junior Preferred Stock") unless and until

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dividends on the Convertible Preferred Stock, including the full dividend for the then-current quarterly dividend period, shall have been paid or declared and set apart for payment.

         Upon the full payment of all accumulated and unpaid preferred dividends to the holders of the Convertible Preferred Stock, the holders of Convertible Preferred Stock shall participate in and receive dividends on a parity with the holders of Common Stock on an as-converted basis, when, as and if such dividends or other distributions are declared by the Board of Directors.

         Any reference to "distribution" contained in this Section 4 shall not be deemed to include any distribution made in connection with a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

         SECTION 5. LIQUIDATION PREFERENCE. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Convertible Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets constitute stated capital or surplus of any nature, an amount equal to the dividends accumulated and unpaid thereon to the date of final distribution to such holders, whether or not declared, without interest, plus a sum equal to $1.75 per share, before any payment shall be made or any assets distributed to the holders of Common Stock or any other capital stock of the Company ranking junior as to liquidation rights to the Convertible Preferred Stock ("Junior Liquidation Stock"). The entire assets of the Company available for distribution shall be distributed ratably among the holders of the Convertible Preferred Stock and any other capital stock of the Company which ranks on a parity as to liquidation rights with the Convertible Preferred Stock in proportion to the respective preferential amounts to which each is entitled (but only to the extent of such preferential amounts).

         After payment in full of the liquidation preference of the shares of the Convertible Preferred Stock, the holders of such shares shall participate in the distribution of the remaining assets by the Company on a parity with the holders of Common Stock on an as-converted basis.

         The merger or consolidation of the Company with or into another corporation, or the sale, transfer or other disposition of all or substantially all of the assets of the Company which results in the shareholders of the Company immediately prior to the consummation of such transaction holding less than 50% of the voting securities of the surviving entity immediately following the consummation of the transaction shall be deemed to be a liquidation or dissolution of the Company for purposes of this Section 5.

         SECTION 6. CONVERSION. Holders of Convertible Preferred Stock may, at their option upon surrender of the certificates therefor, convert any or all of their shares of Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock (and such other securities and property as they may be entitled to, as hereinafter provided) at any time after issuance thereof.

         There shall be a mandatory conversion of all outstanding Convertible Preferred Stock by the Company upon the earlier of (i) the closing of a Qualified Public Offering, or (ii) the affirmative vote of the holders of a majority of the outstanding Convertible Preferred Stock for a mandatory conversion. A "Qualified Public Offering" is a public offering of the shares of the Company in which (a) a minimum of $10 million is raised in such offering by the Company, (b) the per share purchase price is at least $4.00 and (c) the offering is underwritten on a firm basis by a recognized underwriter.

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         Each share of Convertible Preferred Stock shall be convertible into fully paid and nonassessable shares of Common Stock at the rate of one share of Common Stock for each share of Convertible Preferred Stock, subject to adjustment from time to time as provided in Section 7 (such conversion rate, as so adjusted shall be referred to as the "Conversion Rate"). The initial "Conversion Price" shall be equal to $1.75 per share divided by the Conversion Rate, and is subject to adjustment as provided in Section 7. Upon conversion, all accumulated and unpaid dividends to the conversion date on the Convertible Preferred Stock so converted shall also be converted into fully paid and nonassessable shares of common Stock at the rate of $1.75 of accumulated and unpaid dividends for each share of Common Stock, subject to adjustment in the same manner as any adjustment in the Conversion Price or Conversion Rate under
Section 7.

         To effect the conversion the holders of Convertible Preferred Stock shall surrender for such purpose to the Company or its agent, certificates representing shares to be converted, duly endorsed in blank or accompanied by proper instruments of transfer. The Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of Common Stock or other securities or property upon conversion of Convertible Preferred Stock in a name other than that of the holder of the shares of Convertible Preferred Stock being converted, nor shall the Company be required to issue or deliver any such shares or other securities or property unless and until the person or persons requesting the issuance thereof shall have paid to the Company the amount of any such tax or shall have established to the satisfaction of the Company that such tax has been paid.

         A number of shares of the authorized but unissued Common Stock sufficient to provide for the conversion of the Convertible Preferred Stock outstanding upon the basis hereinbefore provided shall at all times be reserved by the Company, free from preemptive rights, for such conversion. If the Company shall issue any securities or make any change in its capital structure which would change the number of shares of Common Stock into which each share of the Convertible Preferred Stock shall be convertible as herein provided, the Company shall at the same time also make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Convertible Preferred Stock on the new basis.

         Upon the surrender of certificates representing shares of Convertible Preferred Stock to be converted, duly endorsed or accompanied by proper instruments of transfer as provided above, the person converting such shares shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, and all rights with respect to the shares surrendered shall forthwith terminate except the right to receive the Common Stock or other securities, cash or other assets as herein provided.

         No fractional shares are to be issued upon the conversion of the Convertible Preferred Stock, but the Company shall pay a cash adjustment in respect of any fraction of a share which would otherwise be issuable in an amount equal to the fraction of the share remaining times the Conversion Price.

         SECTION 7. ADJUSTMENTS TO CONVERSION PRICE AND CONVERSION RATE. The Conversion Rate shall be adjusted from time to time in the event the Company shall (i)pay a dividend or make a distribution on its Common Stock in shares of its capital stock, (ii)subdivide its outstanding Common Stock into a greater number of shares, (iii)combine the shares of its outstanding Common Stock into a smaller number of shares, or (iv)issue by reclassification of its Common Stock any shares of its capital stock. In each such case the Conversion Rate in effect immediately prior thereto shall be proportionately adjusted so that the

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holder of any Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive, to the extent permitted by applicable law, the number and kind of shares of capital stock of the Company which such holder would have owned or have been entitled to receive after the happening of such event had such Convertible Preferred Stock been converted immediately prior to the record date for such event (or if no record date is established in connection with such event, the effective date for such action). An adjustment pursuant to this paragraphshall become effective immediately after the record date in the case of a stock dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         Except for issuances of Common Stock specifically listed below, the Conversion Price shall be adjusted from time to time if the Company shall issue any additional shares of Common Stock (including securities convertible into Common Stock) without consideration or for consideration per share less than the Conversion Price then in effect. In such event, the Conversion Price shall be adjusted to a price equal to the price paid per share for the additional Common Stock issued. The Conversion Price shall not be adjusted in the event of the issuance of Common Stock (i) upon the conversion of Convertible Preferred Stock, or (ii) to officers, directors, employees, agents or consultants of the Company pursuant to any stock option or equity incentive plans approved by the Board of Directors.

         Whenever the Conversion Rate or Conversion Price is adjusted, the Company shall give notice by mail to the holders of record of Convertible Preferred Stock, setting forth the adjustment and the new Conversion Rate and Conversion Price. Notwithstanding the foregoing notice provisions, failure by the Company to give such notice or a defect in such notice shall not affect the binding nature of such corporate action of the Company.

         SECTION 8. VOTING RIGHTS. Except as specified in Section 8 or as expressly required by the Act, the holders of Convertible Preferred Stock shall be entitled to one vote per share and shall vote, together with the holders of Common Stock as a single class, on all matters required or permitted to be submitted to the shareholders of the Company.

         SECTION 9. CERTAIN ACTIONS NOT TO BE TAKEN WITHOUT VOTE OF HOLDERS OF CONVERTIBLE PREFERRED STOCK. Without the consent or affirmative vote of the holders of a majority of the outstanding shares of Convertible Preferred Stock, voting separately as a class, the Company shall not (i) secure additional capitalization through the issuance of debt or equity securities, (ii) merge with or into or acquire more than 50% of the stock of, or all or substantially all of the assets of, another entity, (iii) reorganize or recapitalize the Company, (iv) sell, lease, license or otherwise dispose of all or substantially all of the assets of the Company, (v) alter any rights, preferences, or limitations of Convertible Preferred Stock, (vi) pay any dividend on Junior Preferred Stock or Common Stock, (vii) repurchase Convertible Preferred Stock or any other preferred stock issued by the Company or Common Stock, (viii) amend the Company's Articles of Incorporation or Bylaws, (ix) increase the size of the Board of Directors to more than six (6) directors; (x) voluntarily liquidate the Company or (xi) create a new series or class of securities of the Company.

         SECTION 10. AMENDMENT. Any provision of these Articles of Amendment, including any of the terms of the Convertible Preferred Stock, may be amended or waived at any time by the agreement of the Company and the holders of a majority of the outstanding shares of Convertible Preferred Stock. The

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Company shall promptly furnish a copy of any such amendment or waiver to each holder of record of the Convertible Preferred Stock.

III. The Board of Directors of the Company duly adopted the foregoing as the preferences, limitations and relative rights of the Convertible Preferred Stock by unanimous resolution on June 27, 1997.

IV. Pursuant to Section 602 of the Act, shareholder approval is not required for this Amendment.

Dated this 27th day of June, 1997.

                                         PACE HEALTH MANAGEMENT SYSTEMS, INC.


                                         By  /s/ MARK J. EMKJER
                                             -----------------------------
                                             Mark J. Emkjer, President and
                                             Chief Executive Officer